
JOIN THE
MYSWIMPRO
COMMUNITY
Raised $599,276 from 346 investors

Personal Swim Coaching Program — named best Apple Watch app of the year

From beginners to elite competitors, MySwimPro delivers an incredible training experience for swimmers through personalized swim workouts, weekly training plans, instructional video content, and detailed analytics. Swimmers from over 150+ countries are training with guided MySwimPro workouts on their phones and smartwatches – "it's like a swim coach on your wrist." Our entire team loves to swim, and we couldn't be more excited to continue building the #1 app for swimmers.

Follow (201)

analytics · software · b2c · sports · triathlon · tech · app · health and fitness · swimming · wellness



Fares Ksebati
CEO and Co-Founder
3x US Masters Swimming National Champ. Coached for last 10 yrs: USA Club, Masters & triathlon.


MySwimPro – #1 App for Swimmers

Why you may want to invest

1. Profitable – 11% monthly growth rate since Q2 2016.
2. 290% yearly growth in paying subscribers.
3. 500,000+ registered athletes in 150+ countries.
4. Winner of 2016 Apple Watch App of the Year.
5. In-house development for iPhone, Android, Apple Watch, Garmin, WearOS by Google and Fitbit smartwatches.
6. Partnerships with STRAVA, Fitbit, CASIO, Global Swim Series, & Canada Masters Swimming.
7. Built by a team of die-hard swimmers who still train and compete internationally.

Our Ambition

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are

democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

MySwimPro_Q1_2019_Investor_Deck_Wefunderv1.pdf

myswimpro.com

Ann Arbor, MI

Why I Like MySwimPro

MySwimPro is using technology to advance the sport of swimming and help swimmers all over the world achieve their goals in new and exciting ways. The platform is more than just an app, it's a community that keeps you accountable and pushes you to do your best. Fares has assembled a world class team that's passionate, determined, and very strategic in how they're growing the company and I'm looking forward to being a part of MySwimPro's global impact.



Peter Vanderkaay

3X OLYMPIC SWIMMER FOR TEAM USA, 4X OLYMPIC MEDALIST, AND CO-CAPTAIN OF THE U.S. OLYMPIC SWIM TEAM

Having data from MySwimPro helps me focus on the details. I hate having to create my own workouts, so I have been using MySwimPro to track my training and to learn what it is I am doing during my sets by looking at my heartrate, my stroke count, and my SWOLF scores. To get faster, I need to train smarter. This can be difficult to do without a full-time coach or with no coach at all.



Siphiwe Baleka

U.S. Masters Swimmer Missouri, USA

Helped me win gold for the first time in 41 years! At age 75, I am still swimming regularly every week with the MySwimPro Training Plan on my Apple Watch and iPhone. It's really spiced up my workouts and given me new swimming goals. I've logged over 66 miles!



Bill Putnam Jr.

Masters Swimmer Missouri, USA

...We realize that we live in a digital world and the best way to promote our races with swimmers around the world is with the many online tools available. For us this includes our website and social media, but in order to offer a complete package to our swimmers we needed a swimming app partner too. We wanted a "best in class" partner, and our search ended with MySwimPro. They have a great management team and several impressive awards for their app, including Apple Watch App of the Year in 2016. We are excited to work with Fares, his team and their app to bring open water swimming to an even larger audience around the world.



Robert Kent

Global Swim Series CEO

I love how I can see my pace change in different strokes after each training. MySwimPro helped me to realise I am a swimmer. The app and the feedback from the team and members of the community on social media have been incredible!! I've never thought that my swimming trainings would interest anybody, yet here we are. I love logging workouts and sharing my swims now because it keeps me motivated and focused. MySwimPro is more than an app, it is my key to being an acclaimed swimmer.



Julia Csepi

Long Distance Swimmer Budapest, Hungary

Effective training for races - MySwimPro has been great with my training in that I can plan out my training plans until various meets and championships. I can go back and review practices and times and make adjustments for the next round of meets. I also can get ideas from the Whiteboard Wednesday episodes and the social media community!



Kendra Wilson

Masters Swimmer California, USA

Pushes you to do your best - MySwimPro is using technology to advance the sport of swimming and help swimmers all over the world achieve their goals in new and exciting ways. The platform is more than just an app, it's a community that keeps you accountable and pushes you to do your best. Fares has assembled a world class team that's passionate, determined, and

very strategic in how they're growing the company and I'm looking forward to being a part of MySwimPro's global impact.


Peter Vanderkaay
3x Olympic Swimmer ('04, '08, '12), 4x Olympic Medalist, and Co-Captain of the U.S. Olympic Swim Team Michigan, USA

I've lost 75 pounds with this app! I'm a 55 year-old former college swimmer who had been out of the water for over 30 years. I was too intimidated to try Masters in my seriously out of shape body, so MySwimPro is perfect to swim on my own. I've gotten so much stronger in the water, thanks to this app. I love the workouts, technique videos and motivation right on my wrist with my Apple Watch!


Patty D.
Fitness Swimmer Colorado, USA

MySwimPro has revolutionized my swimming. My training has taken off since I started using the app on my smartwatch. The workouts are great and very motivational. I don't have the time to attend a club, but having a training plan and guidance through the workout has proved very valuable. Thank you!

Scott King
Phoenix, AZ

Great for beginners. I began swimming after stress injuries from running. This app breaks down the workouts and gives great structure to my swims. Highly recommended for anyone looking to get more out of their pool time!

Haley Sabes
San Diego, CA

Worth every penny. I have loved to swim my entire life, however, as an adult I would often find myself getting bored, burnt out, unchallenged, and picking it up here and there when I felt like it. I bought this app last year and have done at least 3 swims a week - a consistency I haven't managed since I swam competitively in my teens. But most importantly, it keeps swimming interesting and challenging, whether you are a beginner or advanced. It has really renewed my love for the sport, and I've gone from doing boring 1,000 yard workouts to 3,500 yard workouts over the past year.

Ruthy Effler
New York City, NY

I am a former competitive swimmer who wasn't pushing myself hard enough in the pool. This app provides excellent workouts and training programs that are challenging and satisfying. I love that it adjusts to my skill level and it syncs well with my Garmin watch. I have only great things to say about this app.

James Smith
Columbus, OH

MySwimPro is a God sent, thanks for creating it and I'm so proud to be part of MySwimPro. You have so many features and wonderful tips that can really help any swimmer.

MySwimPro Verified User

As a competitive swimmer, this is my favorite app on my phone. I have found MySwimPro extremely helpful in tracking my progress each day.

MySwimPro Verified User

As someone looking to train for my first triathlon, I have personal experience with the shortage of training options. Personalized workouts designed for my skill level, plus a community to encourage and push me is what I need to prepare myself. MySwimPro is one of a kind, user-friendly and I am proud to endorse it!

Anna Balzer
Detroit, Michigan

"My 56th birthday challenge is to swim 300 kilometers freestyle this year...I found a lot of swim apps, but MySwimpro is the right one for me! It allows to instantly share my swims on Twitter."

Mario Lanfranco
Piedmont, Italy

Apple unveils Best of 2016 across apps, music, movies and more

Apple has unveiled its Best of 2016 lists, celebrating the most popular apps, music, movies, TV shows, books and podcasts across the App Store, iTunes, Apple Music and iBooks. Showcasing editorial selections and top-selling and most downloaded charts,
January 31, 2019 @ apple.com

The Crew from My Swim Pro

My Swim Pro is an app that allows swimmers to track their progress while training. A Detroit startup that has gone through several rounds of funding, Bess Auer chats with the crew about their challenges and success.
January 27, 2019 @ smarketing.news

MySwimPro | Entrepreneurs in Elevators | Michigan Business

Founded in Ann Arbor, MySwimPro considers Michigan an ideal location for their business thanks to the world class academic institutions, readily available entrepreneurial resources and mentorships.
January 27, 2019 @ michiganbusiness.org

The Best iPhone Swimming Apps of All Time

It is often said that water is the cradle of life, which, in light of the facts that at least half of the human body is made up of water and that life on Earth indeed originated in water, is one hundred percent true.
January 27, 2019 @ appolicious.com

Best Fitbit Versa apps: Top downloads for your new smartwatch

Providing you have the iOS or Android version of the MySwimPro app, you'll be able to tether and manage things from your wrist while you're in the water – the Versa is waterproof, after all. Obviously it can be a little tricky trying to pause proceedings on
January 2, 2019 @ wareable.com

Fitbit Versa and Ionic Smartwatches Get Lots of New Apps

Fitbit updated its software for its Ionic and Versa smartwatches, including new apps for tracking skiing, swimming, and women's health.
December 17, 2018 @ fortune.com

MySwimPro App Developers Hit Stroke of Success - SEEN Magazine

By Maxwell White Photography by Sylvia Jarrus Fares Ksebati never thought his passion for swimming would help him come up with an app now used by Olympic medalists and swimmers across the world - and one that Apple would list among best
October 3, 2018 @ seenthemagazine.com

App of the Week: MySwimPro

LOUISVILLE, Ky. (WHAS11) -- The recent heatwave has made outdoor exercise tough. If you're looking for a way to beat the heat while still getting outside for your exercise you're in luck-this week's App of the Week can help you do just that.
July 5, 2018 @ whas11.com

Community Showcase: How MySwimPro Uses Innovation to Help Swimmers Achieve Their Fitness Goals

There are so many amazing organizations and entrepreneurs doing inspiring work throughout the Midwest ecosystem. While we would love to have every single one get on stage at an Intermitten event, there simply isn't time.
June 8, 2018 @ intermitten.org

Global Swim Series Partners With MySwimPro as Exclusive Swim Training App

Today, The Global Swim Series announced that it has partnered with MySwimPro, who has been designated the Official 2018 Swim Training App of the GSS. The Global Swim Series (GSS) is the largest swim series in the world, with a wide selection of
March 8, 2018 @ globalswimseries.com

Global Swim Series Partners With MySwimPro as Exclusive Swim Training App

Today, The Global Swim Series announced that it has partnered with MySwimPro, who has been designated the Official 2018 Swim Training App of the GSS. The Global Swim Series (GSS) is the largest swim series in the world, with a wide selection of
March 8, 2018 @ globalswimseries.com



Top 10 tips for swimming with Apple Watch | Cult of Mac's Apple Watch tips

Your Apple Watch loves getting wet (provided you own a Series 2 or 3). But when you start a swimming workout, the waterproof mode kicks in automatically, which means the Apple Watch touchscreen stops working. So how are you supposed to use it?
January 22, 2018 @ cultofmac.com

Future of Dearborn: The voice of millennials

On the Ground Dearborn is wrapping up its four-month-long program with a finale event on a continued topic of conversation revolved around entrepreneurship. This time around, the younger generation of business owners and talent makers will be
January 17, 2018 @ secondwavemedia.com

Fares Ksebati, My Swim Pro | Entrepreneurs in Elevators | MEDC | Swimmer's Daily

Things go swimmingly as David interviews Fares Ksebati, co-founder and CEO of MySwimPro. This app offers personalized swim workouts and training programs to swim smarter. Visit https://myswimpro.com and find out more about this Michigan-
October 13, 2017 @ swimmersdaily.com

MySwimPro Apple APP of the Year Crosses 100K Goal, 48 Hours To Invest

Named by Apple as the Best Apple Watch App of 2016, MySwimPro has established themselves to be the top fitness and training application used by swimmers. For the first time ever, the MySwimPro founders are offering future stock to the public
August 28, 2017 @ swimswam.com

MySwimPro Named Best Apple Watch App of the Year, Launches WeFunder Campaign - Michigan Venture Capital Association

MySwimPro is an Ann Arbor-based information technology startup that helps swimmers and triathletes achieve their goals through custom workouts, structured training plans, and coaching. The company grew out of the Desai Accelerator and
April 21, 2017 @ michiganvca.org

MySwimPro Wins $40,000 Grand Prize At Michigan GreenLight Business Model Competition

A fitness app for swimmers and a wastewater treatment solution were among the winners of a total of $100,000 awarded at The Greenlight Business Model Competition on Wednesday.
March 30, 2017 @ crainsdetroit.com



App co-developed by former U-M swimmer earns accolades from Apple

ANN ARBOR, MI - As his career as a member of the swim team at the University of Michigan came to a close, Adam Oxner began to realize how difficult it was to stay on top of his training with fresh workout ideas.
March 16, 2017 @ mlive.com

These 3 health technologies will help you keep your New Year's resolutions

As this long year comes to a close next week, many of us will be thinking about how to take better care of each other and ourselves in 2017.
January 16, 2017 @ semichiganstartup.com

Ann Arbor's MySwimPro Named Apple Watch App of the Year | Xconomy

As we head into the holiday weekend, it's always nice to share happy local startup news-especially during a year as tumultuous as 2016: Apple has chosen Ann Arbor, MI-based MySwimPro as the year's top Apple Watch app. "We definitely weren't
December 23, 2016 @ xconomy.com

Apple Watch 2 helps you get most out of swimming

Please enter your email address associated with the account so we can help reset your password. My SI Settings Favorite Teams You currently have no favorite teams. Favorite Writers You currently have no favorite writers.
October 8, 2016 @ si.com

SportTechie Startup Profile Series: MySwimPro Is A Fitness App That Helps Swimmers And Triathletes Achieve Their Goals

1. What is your elevator pitch? MySwimPro delivers personalized training to help swimmers achieve their goals. We're a global community of passionate swimmers who are focused on improving performance and health. 2. Problem & Solution
June 6, 2016 @ sporttechie.com

Detroit startup makes a splash at TechWeek Chicago

Detroit startup makes a splash at TechWeek Chicago With a passion for the water and fitness alike, Fares Ksebati and his team at MySwimPro have grown from this love aquatics and training. Through the determination and ambition that flourished in the
July 16, 2015 @ michipreneur.com

The Problem: Few Swimmers Have Access to High-Quality, Personalized Training

Swimming is one of the fastest growing sports—but resources are scarce.

While swimming is becoming more popular as a fitness activity, resources to instruct, train, and help athletes reach their goal just haven't caught up. Personal swim coaches are hard to find and can cost from $50 to $100 an hour. As a result, many swimmers are isolated with no way to grow.

38%
of swimmers train alone

$42
an hour for coaching costs

MySwimPro: the #1 App Specifically Made to Train Swimmers

We've crafted training regimens, motivation and analytics so swimmers can reach their fitness goals on their own time

There are a number of fitness apps that cater to the market for running, biking, nutrition, yoga, and even meditation. But no one has tackled the problems that swimmers have—until now. We've helped isolated swimmers structure their training so they can achieve their goal, whether its losing weight or competing in a triathlon.


MySwimPro
App Store
Google Play



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."

- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."

- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."



- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."

- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."

- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.


Getting Started for Beginners
Beginner training plan designed to get you back in swimming shape.
Who's it for?
How does it work?
Week 1
Get Wet
200m
START PLAN
Coach
Technique Videos
View All
Streamline kick
Training Plans
Enhance Speed
8 WEEKS
Improve your technique and top end speed in 8 weeks!
Profile
Adam Oxner
40 FOLLOWING
674 FOLLOWERS
71
MILES
41.1
HOURS
104
WORKOUTS
Top Times
STATS
Week
Month
Year

Connects Seamlessly with:

fitbit | WATCH | Wear OS by Google | GARMIN | STRAVA

We're Helping Thousands of Swimmers Every Single Day

Swimmers who train with MySwimPro are more motivated than ever. Our coaches release a weekly #AskASwimPro Web Series and educational #WhiteboardWednesday coaching videos to help our athletes improve. On October 27, 2018 we hosted our first annual #WorldSwimDay virtual workout, where swimmers around the world complete the workout together. Thanks to our app and motivating community, Patty Deters lost 75 pounds and changed her life, Mike McNelis dropped 16 seconds in his 400 I.M. LCM, Jennifer Hill is learning how to swim for exercise, and Paul Feltoe swims ultra-marathons with MySwimPro.


5,300 METERS
AFTERNOON WORKOUT
JANUARY 2018
AUGUST 2018

"As a former collegiate swimmer, MySwimPro helps me get custom workouts and access a network of fellow swimmers and coaches."



John Ledda

Berkeley, CA

"MySwimPro has been responsible for bringing new life to my workouts. I love the variety of stroke work, distance, sprints."



Tom Graumann

Knoxville, Tennessee

Apple Watch 2016 App of the Year

MySwimPro is the world's leading swimming app for Apple Watch.

In September 2016, we launched the world's first swimming application on the Apple Watch. In December, Apple named us the best app of the year for the Apple Watch right up there with Twitter and Sketchbook. Our Elite layer of the app has been growing by 11% month over month.


2:22
Start a Swim
Select Workout
Pool
Open Water
Best of
2016
App Store

Swim with the App Right on Your Wrist

- Personal coaching and real-time analytics: heart rate, calories, pace, distance, splits, strokes per lap, SWOLF score
- Sync workout to watch—the app will coach you through your workout, set-by-set
- Three experiences for swimmers to choose from: Structured Workout, Pool Swim, or Open Water Swim

Our Journey So Far

Since our launch in 2015, we've been featured by both the Google Play store and the App Store multiple times. Our next steps are to ramp up our marketing and customer acquisition, improve the user experience as well as launch a new training app specifically for triathletes.

2015 — MySwimPro App Launches on iPhone and Android

Winter 2016 — TechStars Startup Next in Detriot for High-Potential Startups

Summer 2016 — Desai Accelerator @ University of Michigan

Fall 2016 — Named by Apple as the Best App of the Year for the Apple Watch



Spring 2017 — $40K Grand Prize GreenLight Business Model Competition

Summer 2017 — Raised $130k on Wefunder from 138 Investors

Winter 2018 — Partnered with CASIO, STRAVA, & Global Swim Series



Spring 2018 — Garmin App Release



Summer 2018 — Launch Triathlon Tracker App



Fall 2018 — Fitbit App Release



Q1 2019 — Launch Triathlon Training App



"I have been very impressed by MySwimPro's traction and the milestones they've been able to cross in a very short period of time. Fares, and the team's founders possess high integrity, great motivation and intelligence. They've demonstrated the ability to create value in an untapped market with a product that delivers recurring, high margin revenue while collecting massive data. With the right resources, MySwimPro will continue to build upon their early traction, helping millions of people around the world lead healthier lives."



Mitch Thrower

CHAIRMAN & FOUNDER OF EVENTS.COM, FINANCIER, AUTHOR AND 22X IRONMAN TRIATHLETE

We're Also Helping Triathletes

In 2018 we also launched the first triathlon app of its kind for Apple Watch - Triathlon Tracker. The watch-based that lets you record multi-sport races or workouts from start to finish without ever needing to touch the screen on the Apple Watch! Just tap the side buttons when starting and ending

needing to touch the screen on the Apple Watch. Just tap the side buttons when starting and ending each transition. We look forward to building more easy-to-use technology for triathletes with your support!


Triathlon Tracker
0:01 / 0:32

Help Us Coach Millions of Swimmers



Join us in our journey of empowering aquatic prowess across the globe!

Since my early childhood, I developed a great passion for the water. The freedom and enjoyment we experience as swimmers is often hard to describe. The feeling of weightlessness in the water is something we often take for granted, but it's one of the many joys the sport of swimming offers humanity. I've combined my experience as a competitive athlete, coach, and all around swim nerd to create something that helps others achieve their goals and enhance their aquatic journey.

Our community encourages one another to achieve their full potential. Like our community members, our company is in the constant pursuit of self-improvement. We believe that with structured guidance, social interaction, coaching, data and feedback, we can empower people like never before. We would like to help swimmers around the world achieve their dreams and empower their aquatic potential. Whether you're learning how to swim or training to cross the English Channel, our mantra is to empower aquatic prowess for all levels of swimmers.

Swimming is one of fastest growing sports in the world, and our community of swimmers and coaches will shape the future of our sport. We'd like to invite our community to be a part of our story. We want partners that love what we're doing, want to connect with us to share their ideas, and want to see this vision come to life. We'd love for you to join us in our journey of empowering aquatic prowess across the globe.

Happy Swimming,

Fares Ksebati

Meet The Team

Built for Swimmers, By Swimmers


GREAT RACERS COME TO INDY!



Left to right: Michael (Android Lead), Fares (CEO), Ben (iOS Developer), Paige (Marketing Director), Adam (CTO)

Meet the Founders



Fares Ksebati

CEO and Co-Founder

3x US Masters Swimming National Champ. Coached for last 10 yrs: USA Club, Masters & triathlon.



Adam Oxner

CTO and Co-Founder

Swam at the Univ. of M. Passion for building products that make a difference in people's lives.



Michael Allon

Android Lead and Co-Founder

Lost 100lbs using MySwimPro! He's passionate about designing mobile products and building startups.

AND THE REST OF THE TEAM



Paige Walters

Marketing Director

Played water polo at Arizona State University and focusing on growing the MySwimPro brand.



Benjamin Hendricks

Software Engineer

Software engineer with focus on iOS projects, Deploys apps to the web and iOS app store



Peter Vanderkaay

Advisor

3x Olympic Swimmer, 4x Olympic Medalist, and Co-Captain of the U.S. Olympic Swim Team







Todd Sullivan

Advisor

20+ years building and advising profitable growth in e-commerce, sports-tech, marketplace business



Mitch Thrower

Advisor

Founder & Chairman of Events.com, Triathlete Magazine, 22x Ironman, Chairman of La Jolla Foundation

Raised $649,276 From 346+ Investors

$50,000	$131,530	$467,746
September 2016 SAFE	August 2017 SAFE	April 2019



Martin Dober

Managing Director, Invest Detroit Ventures



Fares Ksebati

Co-Founder & CEO of MySwimPro



Andrew Douglas VanderPloeg

Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate



Maria Aryee

Retired RN, overcame fear of deep water as approached 60yrs. wanted to let go of that energy. Meek and Mighty triath, Fla.done...maybe next year open water as I improve technique/time/breathing.



Harshad Joshi

I am a bioinformatics researcher in Rutgers University.



Evan Rowan

New Energy, Sports, Outdoors, Music, Design

MORE INVESTORS

Interview

– COLLAPSE ALL

WF: What is MySwimPro?

MSP: MySwimPro is the top fitness application for the fastest growing sport in the world. We help people in over 150 different countries improve their performance and health through personalized swim training plans, instructional video content, and detailed analytics. We brand ourselves as a technology and media company that creates mobile and wearable apps to help people lead happier and healthier lives.

WF: How is MySwimPro different from other fitness apps like Myfitnesspal and Fitbit?

MSP: We focus on creating a personalized coaching experience for swimmers and triathletes. Most of the fitness applications on the market are for weight loss or activity tracking. Companies like Fitbit or Garmin create hardware products that track activity, and we create software that works with these different wearable devices to help coach swimmers through structured workouts. We focus on delivering an incredible experience for our community members before, during, and after their swim workout.

WF: Do you have to be a competitive athlete to use MySwimPro?

MSP: You don't need to be a professional swimmer or former collegiate athlete to use MySwimPro. The only requirement is you need to be able to swim 25 meters unassisted. A majority of our community members never competed in swimming in high school or college. The most common swimming background of a MySwimPro community member is learning how to swim between the ages of 5 and 10, and then swimming for a summer recreation team for a few years. No two swimmers have the same background, and the MySwimPro app is designed to create a personalized experience for everyone and all ability levels.

WF: Who are your community members?

MSP: The MySwimPro community member is, on average, between the ages of 25 and 50. Many of our community members never swam competitively in high school or college. Our community members swim on average three times per week for 45 minutes, or about 2,000 meters. It's very common for our community members to have specific goals and will use the MySwimPro app and community to help guide them. Some of these goals may include improving stroke efficiency, lose weight, or compete in their first triathlon. They are actively seeking ways to improve their performance and/or health and highly motivated to achieve this goal.

WF: Why did you create MySwimPro?

MSP: As a life-long swimmer and then coach, I started to see the challenges swimmers face while I was coaching adult fitness swimmers. I realized that most swimmers (90%) train on their own at a local aquatic facility and a majority do not have access to a personal swimming coach to help them reach their goals. Many swimmers do not live close enough to a masters swimming program and often the schedule of these classes is restrictive, and they can't afford hiring a personal coach. Swim coaches are hard to find and often cost $100 per hour.

To achieve any goal, having a plan is a very important and the swimming can be a very technical sport so having a coach is crucial. Because most swimmers train on their own, community can be very beneficial; however, there is no digital community for swimmers to share, compare, and compete with each other. Without the right training plan, and without the right guidance, achieving your goals can be a very large challenge.

WF: Where did the idea for MySwimPro come from?

MSP: I was coaching a masters swim workout when one of the swimmers in my group asked me to create a training plan for her upcoming triathlon and offered to pay me for it. She wanted a swim training plan that was designed specifically for her and something she could take with her when she traveled out of town for work. That was my light bulb moment. It got me thinking, "Let me do some research and try to understand how large this problem is." That's when I realized this was not an isolated problem, and after some more customer discovery, I wanted to validate the problem.

WF: What progress has the company made since incorporating in 2015?

MSP: We launched a free iPhone and Android app in 2015. At the time the app was very basic and offered a small workout library that swimmers could export to PDF. Fast forward to 2016 and we made a few large updates to the workout library and launched a premium membership for a monthly subscription fee. We also took on our first external investment from the University of Michigan. Later in the year, we launched the world's first swimming app for the Apple Watch that was featured by Apple CEO Tim Cook in his September 7, 2016 Keynote and MySwimPro was named the Best App of 2016 for the Apple Watch.

In 2017, we continued to innovate on wearable software launching a companion app for WearOS by Google (Android Wear). We also added a yearly subscription option to our premium membership and continued to build out our workout library, dynamic coaching algorithm and video library. We launched our first equity crowdfunding campaign on Wefunder where we raised over $130k from over 135 investors around the world.

In 2018, we expanded our wearable app portfolio to include MySwimPro for Garmin smartwatches and Fitbit smartwatches. We also launched 'Triathlon Tracker' for Apple Watch. We added global partners including STRAVA, CASIO, and the Global Swim Series and became the official swim training app for Masters Swimming Canada. At the end of the year we launched an ELITE subscription membership and Premium Packs that can be purchased individually for monthly or yearly subscription fees.

WF: What are your key performance indicators?

MSP: Our north star is the number of active paying subscribers on the platform. We launched our subscription business in Q2 of 2016, and finished the year with 377 paying subscribers. In 2017 we grew by over 277% to over 1,400 paying subscribers and finished 2018 with over 5,600 subscribers representing an over 290% increase in paying subscribers. We've averaged an 11% monthly growth rate since inception and the plan is to continue on that trend in 2019 and beyond.

WF: What is MySwimPro ELITE and can you use the app for free?

MSP: At MySwimPro, our mantra is to empower aquatic prowess. We do this for our global community of swimmers by delivering an experience that empowers members to reach for their dreams and achieve their fitness goals through swimming. The MySwimPro Elite experience is how we deliver on that promise to

help swimmers achieve all that they can through our mobile and wearable apps.

Elite is defined as 'the best of anything'. This membership truly is the best experience we provide and offers three core benefits (Training, Technique, Analytics). Community members can subscribe to just one or two of these three experiences called Premium Packs. All three Premium Packs are included in the MySwimPro Elite membership.

Community members can log an unlimited number of swim workouts for free forever. Swimmers who train with a smartwatch or write their own custom swim workouts can do this without being a member of Elite or any of the premium packs. A majority of MySwimPro's community members are not members of the subscription services; however, of those who are subscribed, most of them are members of the full Elite package.

WF: What are your plans for the next 12 months? ^

MSP: For the next 12-18 months, our goal is to continue growing our subscriber base. If we can maintain an 8-10% monthly subscriber growth rate, we'll have over 15k subscribers by the end of 2019. We'd like to also increase our monthly active user count from 50k to 100k. To do this, we'll be investing in adding more partnerships, improving the app experience, and spending more money on paid acquisition channels. We'll also look to grow internationally through language translation and localizing our app listing in the App Store.

Beyond the flagship MySwimPro mobile app, we'll be launching another native iOS application for triathlon. This triathlon training app will offer a similar value proposition as MySwimPro but specifically for triathlon. We've identified that there is a large need for personalized triathlon coaching that is compatible with a mobile and wearable device and we'll be focused on addressing those challenges with this new app.

WF: Why are you raising funds? ^

MSP: We are investing in our growth. The first three years in business, we've been able to build a lot of momentum in the industry and expand our product portfolio. We have a business model that is profitable and highly scalable. Increased funds will allow us to invest in growing the business by further developing our products, team, and customer acquisition strategy.

We also believe our community to be one of our strongest assets which is why we're opening up investment to our community members to be apart of our mission of empowering aquatic process across the globe. In our first equity crowdfunding campaign we had over 100 investors support us. We're hoping to increase the number of global evangelists we have, and offer a slice of the pie to all our early backers.

WF: Do you need a smartwatch to use MySwimPro? ^

MSP: You do not need a smartwatch to use MySwimPro. Many of our community members do not have a smartwatch, although we do currently pair with the Apple Watch, Fitbit, Garmin, and wear OS by Google smartwatches. A lot of our community members follow workout plans directly from the app or print workouts to PDFs. We also have community members who use MySwimPro as a training log after their swim or follow our instructional video content in the technique library.

WF: Do you do all your design in house? ^

MSP: MySwimPro creates all its wearable and mobile apps in-house. Our team is made up of highly skilled software engineers and and brand experts that design and create the experiences our community members love. We're hiring and looking for more talented engineers and designers to join our team!

WF: What is your marketing plan? ^

MSP: MySwimPro is creating a global brand and has already developed an industry-leading experience for swimmers. As a technology and media company, MySwimPro acquires new community members through word of mouth, organic App Store search, social media marketing, brand ambassadors, corporate partners and paid acquisition.

Our strongest marketing channel is our existing community members who share their experiences with friends. We highlight specific stories through our social media channels on Facebook, Twitter, Instagram, and YouTube to our global audience through the help of a network of ambassadors. Our content marketing is driven by weekly videos and blog posts that help swimmers improve their technique and training.

Corporate partners include Strava, The Global Swim Series and Casio. These companies help drive awareness and new downloads through their existing audiences in the endurance space. We also drive new customer acquisition through paid advertising on Facebook, Instagram, and through our email

newsletter as well.

WF: How big is the swimming market? ^

MSP: Swimming is the fastest growing sport in the world. In the United States alone, there are over 26.3 million people who swim fitness, and of those over 9.4 million swim more than 50x per year. Our beachhead market are swimmers between the ages of 25 and 44 who are actively pursuing a fitness goal. This serviceable market is over 1 million community members in the United States. 1 Million paying subscribers would put MySwimPro at over a 100 million ARR run rate.

The global swimming market is roughly 10x the United States market. Today most of our subscribers are in the United States and in English speaking countries. As we expand to other languages, we anticipate global market dynamics to shift our paying user base to be more diverse.

WF: What has been your biggest hurdle so far? ^

MSP: Keeping up with demand. We're growing our paying subscribers quickly and so too is our product development backlog and customer service inquiries. We'd like to help as many community members as quickly as possible; however, we have a small team and need to prioritize extensively. Raising funds, growing our team, and adding more partners will help alleviate some of these challenges.

WF: Tell us about your team. Why will you be the one to win? ^

MSP: We have assembled a team of rock-stars that bring international swimming and development experience. I am a nationally recognized coach that has experience not only in the aquatics space but also leading digital marketing at venture-backed startup companies. My two co-founders have lead mobile teams at fortune 100 companies and proficient in the full-stack of software development. Our Marketing Director combines both aquatic experience and digital marketing expertise at startups. Our next few hires will be industry leaders and we're excited to grow our team in 2019 and beyond.

WF: Why are you raising through Wefunder? ^

We want to let our community to be a part of our story. We want to invite our most loyal users to invest in the product so they become owners and also qualified marketing leads for us; then they're double incentivized. They not only love the product, but they've invested in the company. They can help us by evangelizing more people to use the product and really be a part of our story. I think a lot of our intention comes back to the community concept that we're building. We're building community. The best way to do that is to incentivize our community members to support our growth.

WF: What's you're runway look like? ^

MSP:

We currently have over $175k cash on hand. Our monthly expenses in Q4 of 2018 averaged $43k while monthly revenue averaged $49k. We finished the year (2018) profitable and on a monthly basis we had break-even cash-flows. We anticipated to be highly profitable in the first quarter of 2019 and the additional funds we raise on wefunder will help us accelerate our marketing expenditure and bringing on new team members without the fear of running out of funds. We intend to maintain break-even profitability through 2019.

Ask a Question

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Francois Pradel Feb 20

Since you are already profitable, do you still intend to raise a later priced round? If not, what exit strategies do SAFE owners have? It looks like you may very well continue growing without raising further venture capital.

ANSWER IGNORE

John F. Lennox INVESTOR Mar 16 2018

unable to locate your activation email - please send another to jglennox@comcast.net. Thanks!

ANSWER IGNORE

Ravi Kumar Commuri Jan 19 2018

Hi Team, I am looking to see the perks is still in pending. When do we get the perks . And can you share the monthly active users and how its progressing now ?

ANSWER IGNORE

Craig Vom Lehn INVESTOR Jan 10 2018

Do you intend to pay dividends?

ANSWER IGNORE

Ken Pittman Feb 21

What is the most likely means by which you would provide a return on a current investment in the SAFE? Do you see yourself as an acquisition target, a future public company, or an independent company with dividends? I like the company, but I'm struggling to see how investors in the SAFE would ever see a return.

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Feb 22

Hi Ken, thanks so much for the question! With regard to liquidity. A SAFE holder would convert into equity in a priced round of financing which we are on pace to do in 2020 or 2021. Once a SAFE Investor converts into equity, their return on investment will come by the way of a private equity liquidity event or company acquisition. As we scale our business there will be increasing opportunties and attractiveness for MySwimPro to join a larger health, fitness, technology brand and that acquisition would present the liquidity event that returns money to all our investors. I overview this in detail with Martin Dober, Managing Director of Invest Detroit Ventures (one of our investors) in the video linked below - skim to 28 minutes to see the financing slide overview.

Yoel Avisror Mar 29

what is your investor contract that you offer?

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Mar 29

Hi Yoel, thanks for the question. The Investment contract is a SAFE (Simple Agreement For Future Equity). You can learn more about this on Wefunder's website under FAQs.

Juan P Cuevas Mar 13

I'm really excited about the apps developed by your team... researching in the App Store, there's clearly a spot for an awesome triathlon app... still, very concerned with last comments on myswimpro app, about the partnership with FitBit and changing the free or paid workouts structure... is this true? Was the change worth ratings and losing several users? What is the other side of the story? Thanks!

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Mar 14

Hi Juan, thanks for the question! We've made a few changes to the product offering, pricing, and marketing of each of our apps based on market feedback and our long-term growth strategy. Our Fitbit application launched as a free application with limited functionality. Since launching a little over a year ago, we've significantly improve the functionality to include the ability to sync any swim workout from a training plan or a custom written workout from the phone to the watch. Prior to this update you could only load 1 workout to the watch. The Fitbit app is still free, but to access some of the workouts on your phone, you must be a paying subscriber. This functionality is consistent with our Apple Watch, Garmin, and Wear OS offering as well. Let me know if you have any further questions. We're always looking at ways to improve all our apps based on feedback and improve the App Store rating.

Juan P Cuevas Mar 8

Hello Fares, will my investment support all the developments of the company, including new apps like the Triathlon Tracker app, or will it just support the Myswimpro app... I would really like it to be part of the whole package and future developments. Thanks! Awesome job! Congrats!

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Mar 8

Hi Juan, thanks for the question! This round of funding is specifically set-up to scale into the triathlon world. The MySwimPro business is profitable and growing. We'll keep at that and re-investing in this business line, but for this campaign, we're currently growing our development team and marketing power as we gear up for the triathlon launch. 2019 will be our entry into the space and we'll look to scale in 2020 and beyond!

Serhiy Hovyadinov Feb 26

do I need to invest 25,000 or 25,001 to receive pro rata rights?

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Feb 26

$25k USD is Pro Rata Rights.

Daimian Edwards Feb 17

@$500 do you recieve future shares or equity or do you have share already. Please be more specific

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Feb 17

Hi Daimian, thanks for the interest in our company. At any investment level, you are investing in a SAFE (Simple Agreement for Future Equity) so you have the right to receive equity at the valuation of the next round of financing within the $10M Valuation cap (or 20% discount). You can read more about how the SAFE works on Wefunder: *https://help.wefunder.com/contracts/304785-safe-simple-agreement-for-future-equity*

John F. Lennox INVESTOR Mar 15 2018

I have checked all email folders and no email about activation (I do receive email offers to purchase Premium). Please resend the activation email. Thanks, JL

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Mar 15 2018

Hi John, check your spam. I replied to your email that you sent from your Comcast email.

John F. Lennox INVESTOR Mar 14 2018

Hi Fares - I invested at a level offering a lifetimes Premium subscription, but have yet been unable to access this benefit and personally experience this great app. Can you please advise? Thanks, JL

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Mar 14 2018

Hi John, we sent you an email to activate this.

Ravi Kumar Commuri Oct 10 2017

Hi , How much revenue is need to be profitable? and I do see the my perks says its still pending for the in my profile page. Can you confirm when I should be able to receive my perks ?

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Oct 11 2017

Hey Ravi, thanks for the message - you're on our investor update list where you can see our revenue by month. I anticipate profitably at our current burn rate before the end of the year. With regard to the perks, going to put in a t-shirt order soon. Stay tuned to your email :)

Alan Goldberg Aug 31 2017

How much revenue (or how many subscribers) do you need to break even or to be profitable? Thanks for the great answers!

ANSWER IGNORE

Fares Ksebati CEO and Co-Founder FOUNDER Sep 1 2017

Hey Alan, great question. We'll be profitable at our current burn rate with less than 1,500 premium subscribers - a number I anticipate hitting before the end of the year. After this point our burn will increase as we scale dev and marketing.

Alan Goldberg Aug 31 2017

What is your current premium subscriber base and revenue?

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Aug 31 2017

Hey Alan, that's a great question! We'll close out the month of August with just over $15k in total sales from a total of 900 iPhone and Android premium subscribers. For historical context of our growth: 806 (July), 705 (June), 609 (May), 538 (April), 465 (March).

Alan Goldberg Aug 31 2017

The FAQ says you are looking to "raise half a million to one million dollars" to speed up product development and customer acquisition. Given the offering is not near that goal. how will that affect your plans? What additional product development do you need to do? Are you going to extend the offering?

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Aug 31 2017

Hi Alan, that's a great question! A larger capital infusion will help us deploy more towards marketing and scaling our product development and marketing team. A few product initiatives that we've yet to ship include: training plans, more wearable integrations, and building community features. Since I initially wrote those FAQs in March, we've been able to grow our premium subscriber base (and revenue) faster than anticipated. While we would welcome additional capital right now, we will not be extending the campaign deadline. We're in a strong position to raise our next round of financing with our current traction. We'll be much more aggressive on customer acquisition with the next round of financing that I anticipate will be in the $1-2M range.

Dennis Somerville Jul 3 2017

Regarding bank transfers of funds the application procedure appears to support American banks (Asks for ABA No.). Cannot see anywhere to enter details for a UK bank? UK bank a/cs use Sort Codes and A/C Nos for identification. Normally when transferring funds I would just need the Account details for WeFunder to make the transfer. Please advise.

Regards,

Dennis Somerville.

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Jul 3 2017

Hi Dennis, I just checked in with the folks at Wefunder, their reply was: "we only accept bank transfers from U.S. investors. International investors can pay using wire transfer or bitcoin.".

Dennis Somerville Jul 2 2017

Before I commit to investing in MySwimPro is investing from UK only possible by wiring funds through. In application it says wiring details will be emailed to me but it looks like you have to commit to the investment first?

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Jul 2 2017

Hey Dennis, that's a great question! From what I can see in Wefunder's FAQs, the platform supports bank accounts, wire transfers, and checks.

Dennis Somerville Jul 2 2017

Can investors outside of USA invest? I live in the UK.

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER Jul 2 2017

Hi Dennis, thank you so much for stopping by our investment page and leaving a comment. Yes, this funding portal accepts investments from all over the world. Approximately 20% of our investors are located outside the United States. Please let me know if you have any further questions.

Saif Jasim May 10 2017

I do not think I found in the documents or information provided your exit strategy? based on the documents, are you looking at getting acquired in the near future?

ANSWER IGNORE



Fares Ksebati CEO and Co-Founder FOUNDER May 13 2017

Hi Saif, that's a great question! We're focused on building a large subscriber base and digital community that has proven to be very valuable in adjacent markets for acquiring brands. In the last 3.5 years, there have been over $1 Billion dollars in mobile health and fitness acquisitions. This health and wellness category is growing quickly, and MySwimPro is the market leader in the sport of swimming. I've published a post that outlines how and when a liquidity event may occur for our business. Specifically, checkout point

#14 - you can read the full post here:
https://www.linkedin.com/pulse/myswimpro-goes-public-15-reasons-why-you-should-invest-fares-ksebati